UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ---------------


                                  Schedule 13G

                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934



                         Mobius Management Systems, Inc.
                         -------------------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    606925105
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP NO. 606925105
--------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joseph J. Albracht
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
3) SEC USE ONLY


--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

    NUMBER                             3,973,500
    OF                        --------------------------------------------------
    SHARES                      6)     SHARED VOTING POWER
    BENEFICIALLY
    OWNED BY                           Not Applicable
    EACH                      --------------------------------------------------
    REPORTING                   7)     SOLE DISPOSITIVE POWER
    PERSON
    WITH                               3,973,500
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       Not applicable
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,973,500
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   |-|
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    21.8%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                                  Schedule 13G

Item 1(a).  Name of Issuer:

Mobius Management Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

120 Old Post Road
Rye, New York  10580

Item 2(a).  Name of Person Filing:

Joseph J. Albracht

Item 2(b).  Address of Principal Business Office or, if None, Residence:

120 Old Post Road
Rye, New York  10580

Item 2(c).  Citizenship:

USA

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

606925105

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15
                    U.S.C. 78o)

            (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c)

            (c) |_| Insurance Company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c)

            (d) |_| Investment Company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e) |_| Investment Adviser in accordance with ss.
                    240.13d-1(b)(1)(ii)(E)

            (f) |_| Employee benefit plan or endowment fund in accordance with
                    ss. 240.13d-1(b)(1)(ii)(F)

            (g) |_| Parent Holding Company or control person in accordance with
                    ss.240.13d-1(b)(ii)(G)

            (h) |_| Savings Association as defined in ss.3(b) of the Federal
                    Deposit Insurance Act (12 U.S.C. 1813)

            (i) |_| Church plan that is excluded from the definition of an
                    investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a) Amount beneficially owned: 3,973,500 (includes 3,933,500 shares of Common Stock and 40,000 shares of Common Stock subject to options currently exercisable)

            (b)   Percent of class: 21.8%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 3,973,500

                  (ii) Shared power to vote or to direct the vote: Not applicable

                  (iii) Sole power to dispose or to direct the disposition of:
                        3,973,500

                  (iv)  Shared power to dispose or to direct the disposition of:
                        Not applicable

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

Not applicable.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                      February 12, 2004
                                     ---------------------------
                                          Date


                                     /s/ Joseph J. Albracht
                                    ----------------------------
                                        Joseph J. Albracht